SEC FILE NUMBER
001-39613
CUSIP NUMBER
04271T100

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one)	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q
	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: December 31, 2022

	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q
	☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Not applicable

PART I — REGISTRANT INFORMATION
Array Technologies, Inc.
Full Name of Registrant

Not Applicable
Former Name if Applicable
3901 Midway Place NE
Address of Principal Executive Office (Street and Number)
Albuquerque, New Mexico 87109
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

Array Technologies, Inc., (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the year ended December 31, 2022 (the “Annual Report”) by its original due date, March 1, 2023. As disclosed in the Company’s current report on Form 8-K filed with the Securities and Exchange Commission on January 12, 2022, the Company completed the acquisition (the “STI Acquisition”) of Soluciones Técnicas Integrales Norland, S.L.U. (“STI Spain”), a Spanish private limited liability company, and its subsidiaries (together with STI Spain, “STI”) on January 11, 2022. The Company is still in the process of reviewing the financial information of several of the foreign subsidiaries acquired through the STI Acquisition during the 2022 fiscal year. The process of completing the required review of our new subsidiaries’ financial information and consolidation of these results into the Company’s financial statements could not be completed prior to the Annual Report original due date of March 1, 2023.

During the preparation of Company’s consolidated financial statements for the quarter and year ended December 31, 2022, the Company noted that the intangible assets acquired and goodwill recognized in connection with the STI Acquisition as of the acquisition date required a reclassification between the two balances. Additionally, the Company noted that the intangible assets acquired and goodwill recognized in connection with the STI Acquisition were not maintained in the appropriate functional currency. The net impact of the reclassification and the correction to the functional currency is expected to materially increase goodwill as well as other intangible assets, net, deferred tax liability and accumulated other comprehensive income (loss) on the Consolidated Balance Sheets for the quarters ended March 31, 2022, June 30, 2022 and September 30, 2022 (collectively, the “Affected Periods”). Additionally, there will be an increase to depreciation and amortization on the Consolidated Statements of Operations and an increase in change in foreign currency translation adjustments on the Consolidated Statements of Comprehensive Income for the Affected Periods. Accordingly, the Unaudited Condensed Consolidated Financial Statements for the Affected Periods should no longer be relied upon. As a result of the impact of these foreign currency adjustments we will be restating the Company’s financial statements for the Affected Periods. The error is non-cash in nature, and the Company does not expect the correction to affect revenue, gross margin or the presentation of its non-GAAP metrics, including adjusted EBITDA and adjusted net income per share.

The Company’s management has concluded that due to the error above, additional material weaknesses exist in the Company’s internal controls over financial reporting. As a result, the Company’s disclosure controls and procedures were not effective as of December 31, 2022. The Company is in the process of finalizing its evaluation of its internal control over financial reporting and expects to report a material weakness related to the error described above, including potential additional material weaknesses based on further review and analysis, in its Annual Report.

As a result of the foregoing, the Company requires additional time to complete the procedures relating to its year-end reporting process, including the completion of the Company’s financial statements and procedures relating to management’s assessment of the effectiveness of internal controls. While the Company’s assessment is ongoing, the Company will not be able to provide the financial statements required to be included in its Annual Report for the fiscal year ended December 31, 2022. The Company expects to file its Annual Report within the extension period of 15 calendar days as provided by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.
PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Nipul Patel	(505)	881-7567
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).      Yes      No

The Company was late in filing its annual report Annual Report on Form 10-K for the year ended December 31, 2021 (the “2021 10-K”). The 2021 10-K was originally due on March 1, 2022 but was filed on April 6, 2022.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?       Yes   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s statements included in this Form 12b-25 include forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect management’s analysis as of the date of this Notification of Late Filing and actual events may differ materially from those contemplated by these forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties, including the inability of the Company to complete the work necessary in order to file its 2022 annual report in the time frame that is anticipated.

Array Technologies, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 2, 2023	By	/s/ Nipul Patel
Nipul Patel Chief Financial Officer